WESCO FINANCIAL CORPORATION
301 East Colorado Boulevard
Suite 300
Pasadena, California 91101-1901
(626) 585-6700
January 14, 2008
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
1 Station Place, N.E., Stop 7010
Washington, D.C., 20549-7010

Re:	Wesco Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Forms 10-Q for the Fiscal Quarters Ended March 31, 2007,
June 30, 2007 and September 30, 2007
File No. 1-4720
Dear Mr. O’Brien:
     The purpose of this letter is to respond to your letter dated November 28, 2007. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the point as stated in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2006
     Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
     Results of Operations, page 23
1.	We note from your disclosure within note 6 on page 51 that fiscal year 2006 incurred losses for the current year increased 44% as compared to the prior period current year incurred losses. We further note from your disclosure on page 24 that insurance premiums written during fiscal year 2006 increased 10.5% compared to the prior period. However, you did not provide any discussion and analysis of the differing trends. In future filings, please ensure that your discussion and analysis fully [discusses] all material trends and uncertainties. Refer to Item 303 of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

     We appreciate your comment, and we will ensure that material trends and uncertainties will continue to be disclosed, consistent within the applicable guidance, in future filings.
     In that regard, please note that we disclosed the effects that intensifying price competition had on comparative underwriting results from aviation reinsurance, which we believe was responsive to the guidance in Item 303 of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification. We also disclosed in Management’s Discussion and Analysis (“MD&A”) qualitative information concerning the loss reserve estimation processes and the resulting uncertainties. Wesco’s primary insurance operations write coverage for a relatively small number of risks, so that amounts of business and losses are more influenced by singular events rather than trends.
     As previously noted, we will disclose material trends and uncertainties within the guidelines, in future filings.
Off-Balance Sheet Arrangements and Contractual Obligations, page 32
2.	We note your disclosure on page 52 within note 7 that you have other contractual obligations in addition to the recorded liabilities of $80.7 million. However, it is unclear how you have reflected these contractual obligations in your table on page 32. In future filings, please revise your table to include all material contractual obligations. Refer to Item 303(A)(5) of Regulation S-K for guidance.
     We will revise the table and disclosures in future filings to more clearly distinguish amounts disclosed in the notes to the financial statements from the amounts reflected in the contractual obligations table in MD&A. We will also continue to ensure that all material contractual obligations are disclosed.
Critical Accounting Policies and Practices, page 32
Losses and Loss Adjustment Expenses, page 33
3.	We note that during our review of your fiscal year 2004 Form 10-K you agreed to “provide additional disclosures...to better explain the likelihood that materially different amounts would be reported under different conditions or if we used different assumptions.” You also stated that you would provide additional information regarding losses based on information received from cedants. Refer to your responses to comments 4 and 7 in your letter dated November 8, 2005. However, it is unclear how you have provided the additional information within your MD&A disclosures, especially with reference to your disclosure in the critical accounting policies and practices section. In future filings, please revise your disclosures to address the following:

•	For each period presented, breakout the insurance losses and loss adjustment expenses reserve between case reserves and IBNR reserves.

•	Disclose the techniques and the significant judgments and assumptions used to project the case reserves and IBNR reserves. Include an explanation as to why you believe the judgments and assumptions made represent the best estimate of the incurred losses. For each of the material judgments and assumptions, provide a sensitivity analysis as to the impact a change would have on your reserves. Also discuss any emerging trends that may result in future reserve adjustments.

•	For the loss reserves based on cedant information, please disclose the process you use to determine the accuracy and completeness of the information from cedants, information regarding the resolution of disputes, your process for assessing the loss reserves reported by cedants, and any other information deemed necessary to understand your process for estimating such reserves.

Please refer to section 501.14 of the Financial Reporting Codification for guidance.
     Please provide us with the disclosure you intend to include in future filings.
     Below is a form of disclosure for 2006 which we intend to serve as a basis for disclosures for 2007.
Losses and Loss Adjustment Expenses
     Liabilities for insurance losses and loss adjustment expenses represent estimates of the ultimate amounts payable under property and casualty reinsurance and insurance contracts related to losses occurring on or before the balance sheet date. Liabilities for insurance losses are comprised of estimates for reported claims (“Case reserves”); and reserve development on reported claims and estimates for claims that have not yet been reported, which together are also referred to as “incurred-but-not-reported” reserves (“IBNR” reserves). Loss reserve estimates reflect past loss experience, adjusted as appropriate when losses are reasonably expected to deviate from experience.
     Provisions for losses and loss adjustment expenses are reported in the consolidated statement of income after deducting estimates of amounts that will be recoverable under reinsurance contracts. Reinsurance contracts do not relieve the ceding companies of their obligations to indemnify policyholders with respect to the underlying insurance contracts. Ceded reinsurance losses recoverable (“Ceded reserves”) are reflected in the accompanying Consolidated Balance Sheets as a component of accounts receivable.
     Depending on the type of loss being estimated, the timing and amount of loss payments are subject to a great degree of variability and are contingent, among other factors, upon the timing of the claim reporting by cedants and insureds, and the determination and payment of the ultimate loss amounts through the loss adjustment process. Judgments and assumptions are necessary in projecting the ultimate amounts payable in the future with respect to loss events that have occurred.

     The time period between the claim occurrence date and payment date of the loss is referred to as the “claim tail.” Property claims usually have fairly short claim tails, and, absent litigation, are reported and settled within a few months or years after occurrence. Casualty losses usually have very long claim tails. Casualty claims can be more susceptible to litigation and can be more significantly affected by changing contract interpretations and the legal environment, which contributes to extended claim tails. Claim tails for reinsurers may be further extended due to delayed reporting by ceding insurers or reinsurers due to contractual provisions or reporting practices. Actual ultimate loss settlement amounts are likely to differ from amounts recorded at the balance sheet date. Changes in estimates, referred to as “loss development,” are recorded as a component of losses incurred in the period of change. Wes-FIC and KBS do not use consultants to assist in reserving activities.
     Following is a summary of Wesco’s consolidated liabilities for insurance losses and loss adjustment expenses and related reinsurance recoverables (in thousands of dollars).

	December, 31	December 31,
	2006	2005

Case reserves	$49,834	$38,341
IBNR reserves	28,476	23,639

Gross liability before ceded reinsurance	78,310	61,980
Ceded reserves	(11,628)	(6,142)

Net reserves	$66,682	$55,838

     The techniques and processes employed in estimating loss reserves are differentiated between reinsurance and primary insurance.
     Reinsurance — Historically, Wes-FIC’s property and casualty loss reserves derive from individual risk, multi-line and catastrophe reinsurance policies. However, Wes-FIC’s reinsurance activity in recent years has consisted almost exclusively in participations in aviation-related pools that are underwritten and managed by an affiliate (a wholly owned indirect subsidiary of Wesco’s parent company, Berkshire Hathaway Inc.).
     Non-aviation reinsurance reserve amounts were less than 10% of Wesco’s gross consolidated reserves as of December 31, 2006 (mostly in IBNR reserves) and primarily related to a quota-share contract that has been in runoff for over 10 years, under which Wes-FIC continues to make loss payments. Such amounts reflected loss estimates reported by the ceding companies and additional IBNR reserves estimates by Wes-FIC management, which were primarily a function of reported losses from ceding companies, anticipated loss ratios for the contract period, and management’s judgment as to the loss reserving adequacy of the ceding companies.
     Gross aviation loss reserves were approximately $50 million at December 31, 2006 ($39 million net of reinsurance), of which gross IBNR reserves were approximately $13 million. Losses from aviation coverages generally have a reasonably short tail with respect to the property component. The claim tail for the liability coverage can be somewhat longer, especially when litigation results. The case reserving process for aviation risks is more significant, because there is generally less uncertainty for IBNR claims as loss events tend to become known and reported relatively soon after the event. The material judgments underlying the loss reserving by the aviation pools’ manager assume that future loss patterns (incurred and paid) will be similar to those of the past. The aviation pool manager establishes case and IBNR reserves and manages the claims settlement process, including payment of the related claims. Wesco is allocated its share of these amounts monthly. The pool manager has considerable experience with aviation insurance and claims. Wesco management reviews reported claim amounts for reasonableness and historically has accepted such amounts without further adjustment, except for adjustments made for minor reporting delays. Wesco management is represented at regular meetings and presentations held by the pool manager. Wes-FIC is able to closely monitor and assess the pool managers’ judgments concerning reserves.
     Considerable judgment is required to evaluate claims and estimate claims liabilities in connection with reinsurance contracts. As further data become available, the liabilities are reevaluated and adjusted as appropriate. Additionally, reported claims are in various stages of the settlement process. Each claim is settled individually based upon its merits, and some take years to settle, especially if legal action is involved. Actual ultimate claims amounts are likely to differ from amounts recorded at the balance sheet date.
     Primary insurance — Loss reserves from Wesco’s primary insurance activities derive from individual risk policies written by KBS, which primarily provides specialty coverages for financial institutions. Reserve amounts are comprised of case estimates and estimates of IBNR reserves, which amounted to approximately $7 million at yearend 2006. Because of the relatively low number (or frequency) of losses and potential for higher severity (or amount per claim), KBS management is familiar with and closely monitors each claim. Losses generally are expected to have a relatively short reporting and claim tail due to the nature of the claims. KBS provides deposit guaranty bonds, which insure deposits in excess of federal deposit insurance limits, crime insurance, check kiting fraud indemnification, Internet banking catastrophe theft insurance, directors and officers liability, bank employment practices, as well as bank insurance agents professional errors and omissions indemnity. As a result, reserves are primarily developed from case estimates, reducing the need for extended actuarial studies and broad estimates of IBNR of the nature typically performed by large primary insurers whose business volume requires such procedures for the development of their loss data. A range of reserve amounts as a result of changes in underlying assumptions is not prepared.
     Wesco does not believe it is practical to assess the sensitivity of significant reserving judgments because, as previously indicated, the most significant judgments are currently associated with the individual case reserves process. The claims resulting from the unique risks insured, as well as their high severity profile and related judgments used in case reserve estimates tend to be singularly based on the unique fact pattern and characteristics of each claim. Wesco’s IBNR reserves represented only 1.0% of consolidated assets and 1.2% of shareholders’ equity as of December 31, 2006. The effects of changes in individual underlying assumptions, if they could reasonably be quantified, would likely not be significant. Should the characteristics of Wesco’s loss reserves change materially in the future so that the analysis of the impact of changes in significant judgments becomes reasonably practical, we agree to include such disclosures in future filings.

     We have not identified any trends which directly relate to losses, other than the effects from the current general trend of declining premium rates, which were discussed in our 2006 10-K. Losses in this line of business, by their very nature occur unexpectedly and fluctuate from period to period in both frequency and magnitude.
Note 6 — Insurance Losses and Loss Insurance Expenses Payable, page 51
4.	In future filings, please revise Note 6 and the accounting policy disclosure on page 48, as appropriate, to clarify the nature of “ceded liabilities” in the rollforward disclosure of unpaid losses and loss adjustment expenses and whether a corresponding asset has been recorded for the reinsurance recoverable.
     In future filings, we will clarify the information included in our note on insurance liabilities and in our accounting policies disclosures, to address the information you have requested.
For 10-Q for the Fiscal Quarter Ended September 30, 2007
Item 4. Controls and Procedures, page 3
5.	We note that for each of your March 31, 2007, June 30, 2007 and September 30, 2007 Forms 10-Q that you reiterated your conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2006. However, Item 307 of Regulation S-K states that such conclusion is to be as of the end of the period covered by each report. As such, please amend each of the Forms 10-Q to state your Chief Executive Officer and Chief Financial Officer’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by each report. Please also include updated 302 certifications that include paragraphs 1, 2, 4 and 5, at a minimum.
     The reference to December 31, 2006 in each of the 2007 Forms 10-Q was a mistake. In each case, the Chief Executive Officer and Chief Financial Officer did, in fact, evaluate our disclosure controls and procedures as of the end of the quarter under report, and in each case concluded they were effective. That is why in the certifications attached as Exhibits 31(a) and 31(b) to each of the Forms 10-Q, the Chief Executive Officer and Chief Financial Officer each certified that they had evaluated the effectiveness of our disclosure controls and procedures and presented in the Form 10-Q their conclusions “as of the end of the period” covered by the report.
     In light of these certifications, we believe investors have been fully informed as to the effectiveness of our disclosure controls and procedures throughout 2007, and that filing amended Forms 10-Q to correct the mistake could result in more, rather than less, confusion.

     We will make the correct disclosure in future filings, but we respectfully request that we not be required to file amended Forms 10-Q for 2007. Additionally, we will include the following disclosure in our Form 10-K for the year ended December 31, 2007:
     “In Part I, Item 4 (“Controls and Procedures”) of each of Wesco’s Forms 10-Q filed for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, we mistakenly referred to an evaluation of Wesco’s disclosure controls and procedures as of December 31, 2006, when separate evaluations were actually conducted as of the end of each quarter under report. Based on those three separate evaluations, Wesco’s Chief Executive Officer and Chief Financial Officer concluded that Wesco’s disclosure controls and procedures were effective as of March 31, 2007, June 30, 2007 and September 30, 2007.”
Note 1., page 7
6.	You disclose the IRS has proposed adjustments to increase your tax liabilities for the years 1999 through 2001 and the examination is in the IRS’ appeals process. For each deduction or other issue where the IRS is proposing adjustments to your tax liabilities, please tell us the nature of the issue, as well as the associated proposed adjustment to your tax liabilities. For each issue, explain why you believe the position of the IRS will not result in a material impact on your financial statements, unless apparent. Also, please clarify whether the IRS has communicated the outcome of its audit for the tax returns for the years 2002 through 2004 and, if so, the result.
     In the audits of the 1999-2001 tax returns, the IRS proposed a net decrease in loss and loss adjustment expense reserves of about $7.0 million, which if the IRS prevails, would result in a corresponding increase in taxable income and a tax payment of about $2.5 million. The proposed adjustments are in dispute. If the $2.5 million tax were paid, the adjustment would produce an additional temporary difference between book and tax basis of loss reserve liabilities under SFAS 109, resulting in a corresponding decrease to Wesco’s consolidated net deferred income tax liabilities. There would be no net increase or decrease to Wesco’s consolidated income tax expense.
     With respect to the 2002-2004 tax returns, the IRS has completed its audit and to date has proposed no adjustments with respect to Wesco or its subsidiaries. As a result, any taxes paid in connection with IRS audit adjustments to loss reserves for the 1999-2001 tax returns would become procedurally refundable in the 2002-2004 tax periods. Any such refundable amounts would be offset by a corresponding increase in Wesco’s consolidated net deferred income tax liabilities, again resulting in no increase or decrease in Wesco’s consolidated income tax expense.
     Wesco’s consolidated net income for the three years ending December 31, 2006 was $92 million in 2006, $295 million in 2005 and $47 million in 2004. Shareholders’ equity at December 31, 2006 was $2.4 billion.

     Based on the above, Wesco’s management believes that the IRS’s proposed audit adjustments to increase its income tax liabilities are currently quantitatively and qualitatively immaterial to Wesco’s consolidated financial statements.
7.	In future filings, please revise your disclosure to include the following:

•	Policy for classifying interest and penalties;

•	Tabular reconciliation of unrecognized tax benefits, if material;

•	Total amount of unrecognized tax benefits that if recognized would materially impact your effective tax rate;

•	Amounts of interest and penalties recognized in your consolidated statements of income and consolidated balance sheets; and

•	For unrecognized tax benefits for which it is reasonably possible the amount may significantly increase or decrease in the next 12 months, state the nature of the uncertainty, the nature of the event that could cause such a change, and the estimated range of reasonably possible change.

Refer to paragraphs 20 and 21 of FIN 48 for guidance.
     Wesco agrees to make the disclosures required under FIN 48 in future periods to the extent that such disclosures become material to its consolidated financial statements.
Note 3., page 8
8.	In future annual and quarterly filings, please revise your disclosure to provide a list of the marketable equity securities held including the fair value for each period presented. Refer to your disclosures in your March 31, 2007 and June 30, 2007, Forms 10-Q. Given the significance of your marketable equity securities to your consolidated balance sheets, such information provides investors with a better understanding of your investments.
     It has been our parent company’s (Berkshire Hathaway Inc.’s) long-standing policy to discuss and disclose information regarding marketable securities only to the extent legally required. In our Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2007, we adopted that policy. We believe our current disclosures to be in accordance with GAAP and SEC accounting and disclosure requirements.
* * * *

     We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We will prepare our disclosures in our Form 10-K for the year ending December 31, 2007, and in future Forms 10-Qs, in response to your comments, as we have described above. Should you have any questions, please contact the undersigned at (626) 585-6700.

Yours very truly, WESCO FINANCIAL CORPORATION
/s/ Jeffrey L. Jacobson
Jeffrey L. Jacobson
Vice President and Chief Financial Officer